UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 12th, 2019

GAL Note 120/19

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:      Material Fact.

Acquisition of own shares, termination of term

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) in accordance with the regulations in force in order to inform that the Board of Directors of the Company in its meeting held today decided by unanimous vote to terminate beforehand the term duly stipulated to acquire own shares pursuant to the terms of section 64 and subsequent sections of Law 26.831 and the Regulations of the Argentine Securities and Exchange Commission (CNV), a decision that was reached by the Board in the meeting held on the past April 8th and informed by the corresponding Material Fact. During said period, it was acquired in the New York Stock Exchange (NYSE), by means of successive operations, a total of 97.463 ADRs (equivalent to 1.949.260 shares of common Class B) for an amount of US$ 1.689.194,52, observing at all times the terms and conditions stipulated by the Board of Directors for the acquisition of own shares in the applicable regulatory framework.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 31, 2019